April 5, 2019

Petros Pappas
Chief Executive Officer
Star Bulk Carriers Corp.
40 Agiou Konstantinou Str. Maroussi 15124
Athens, Greece

       Re: Star Bulk Carriers Corp.
           Registration Statement on Form F-3
           Filed April 2, 2019
           File No. 333-230687

Dear Mr. Pappas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure